Exhibit 99.2

THIS WARRANT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

THE NUMBER OF CLASS A COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE MORE OR LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF.

This Warrant is issued pursuant to that certain Securities Purchase Agreement dated April 2, 2026 by and between the Company and the Holder (as defined below) (the “Purchase Agreement”). Receipt of this Warrant by the Holder shall constitute acceptance and agreement to all of the terms contained herein.

No. 1

OBOOK HOLDINGS INC.

CLASS A COMMON SHARE PURCHASE WARRANT

OBOOK Holdings Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (together with any corporation which shall succeed to or assume the obligations of OBOOK Holdings Inc. hereunder, the “Company”), hereby certifies that, for value received, Lind Global Asset Management XV LLC, a Delaware limited liability company (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company at any time during the Exercise Period (as defined in Section 9) up to Eight Hundred Fifty Thousand Three Hundred Forty (850,340) fully paid and non-assessable Class A Common Shares (as defined in Section 9), at a purchase price per share equal to the Exercise Price (as defined in Section 9). The number of Class A Common Shares for which this Class A Common Share Purchase Warrant (this “Warrant”) is exercisable and the Exercise Price are subject to adjustment as provided herein.

1. DEFINITIONS. Certain terms are used in this Warrant as specifically defined in Section 9. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

2. EXERCISE OF WARRANT.

2.1. Exercise. This Warrant may be exercised prior to its expiration hereof by the Holder at any time or from time to time during the Exercise Period, by submitting the form of subscription attached hereto (the “Exercise Notice”) duly executed by the Holder, to the Company at its principal office, indicating whether the Holder is electing to purchase a specified number of shares by paying the Aggregate Exercise Price as provided in Section 2.2 or is electing to exercise this Warrant as to a specified number of shares pursuant to the cashless exercise provisions of Section 2.3. On or before the first Trading Day following the date on which the Company has received the Exercise Notice, the Company shall transmit by electronic mail an acknowledgement of confirmation of receipt of the Exercise Notice. Subject to Section 2.4, this Warrant shall be deemed exercised for all purposes as of the close of business on the day on which the Holder has delivered the Exercise Notice to the Company. The Aggregate Exercise Price, if any, shall be paid by wire transfer to the Company within five (5) Business Days of the date of exercise and prior to the time the Company issues the certificates evidencing the shares issuable upon such exercise. In the event this Warrant is not exercised in full, the Company may, at its expense, require the Holder, after such partial exercise, to promptly return this Warrant to the Company and the Company will forthwith issue and deliver to or upon the order of the Holder a new Warrant or Warrants of like tenor, in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of Class A Common Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares (without giving effect to any adjustment therein) for which this Warrant shall have been exercised.

2.2. Payment of Exercise Price by Wire Transfer. If the Holder elects to purchase a specified number of shares by paying the Aggregate Exercise Price, the Holder shall pay such amount by wire transfer of immediately available funds to the account designated by the Company in its acknowledgement of receipt of such Exercise Notice pursuant to Section 2.1.

2.3. Cashless Exercise. If a registration statement covering the Class A Common Shares that are the subject of the Notice of Exercise (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares to the public or upon exercise of this Warrant in connection with a Fundamental Transaction, the Holder may elect to exercise this Warrant by receiving Class A Common Shares equal to the number of shares determined pursuant to the following formula:

X = Y (A - B)

A

where,

X = the number of Class A Common Shares to be issued to Holder;

Y = the number of Class A Common Shares as to which this Warrant is to be exercised (as indicated on the Exercise Notice);

A = VWAP for the Trading Day immediately preceding the date of exercise; and

B = the Exercise Price.

This Warrant will be exercised pursuant to this Section 2.3 automatically and without further action by any Person immediately prior to the time at which it expires in accordance with Section 2.5

2.4. Antitrust Notification. If the Holder determines, in its sole judgment upon the advice of counsel, that the issuance of any Warrant Shares pursuant to the terms hereof would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Company shall file as soon as practicable after the date on which the Company receives notice from the Holder of the applicability of the HSR Act and a request to so file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required to be filed by it pursuant to the HSR Act in connection with such issuance.

2.5. Termination. This Warrant shall terminate upon the earlier to occur of (i) exercise in full or (ii) the expiration of the Exercise Period.

3. REGISTRATION RIGHTS. The Holder of this Warrant has certain rights to require the Company to register its resale of the Warrant Shares under the 1933 Act and any blue sky or securities laws of any jurisdictions within the United States at the time and in the manner specified in the Purchase Agreement.

4. DELIVERY OF STOCK CERTIFICATES ON EXERCISE.

4.1. Delivery of Exercise Shares. As soon as practicable after any exercise of this Warrant and in any event within three (3) Trading Day thereafter (such date, the “Exercise Share Delivery Date”), the Company shall, at its expense (including the payment by it of any applicable issue or stamp taxes), cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of fully paid and non-assessable Class A Common Shares (which number shall be rounded down to the nearest whole share in the event any fractional share may otherwise be issuable upon such exercise and the Company shall pay a cash adjustment to the Holder in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price) to which the Holder shall be entitled on such exercise, in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends (except for any such legends as may be required under the 1933 Act). In lieu of delivering physical certificates for the Class A Common Shares issuable upon any exercise of this Warrant, provided the Warrant Shares are not restricted securities and the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or a similar program, upon request of the Holder, the Company shall cause its transfer agent to electronically transmit such Class A Common Shares issuable upon exercise of this Warrant to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with DTC through its Deposit Withdrawal Agent Commission system (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Holder (or its designee).

4.2. Compensation for Buy-In on Failure to Timely Deliver Exercise Shares. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder Exercise Shares pursuant to an exercise on or before the Exercise Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Class A Common Shares to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (a) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Class A Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (b) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Class A Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Class A Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Class A Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (a) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Class A Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

4.3. Charges, Taxes and Expenses. Issuance of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Exercise Shares, all of which taxes and expenses shall be paid by the Company, and such Exercise Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event Exercise Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

5. CERTAIN ADJUSTMENT.

5.1. Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (a) pays a stock dividend or otherwise makes a distribution or distributions on Class A Common Shares or any other equity or equity equivalent securities payable in Class A Common Shares (which, for avoidance of doubt, shall not include any Class A Common Shares issued by the Company upon exercise of this Warrant), (b) subdivides (including by way of share split) outstanding Class A Common Shares into a larger number of shares, (c) combines (including by way of reverse stock split) outstanding Class A Common Shares into a smaller number of shares, or (d) issues by reclassification of Class A Common Shares any capital shares of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Class A Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Class A Common Shares outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 5.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

5.2 Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Class A Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder shall be notified at least five (5) Business Days prior to the record date for determining shareholders entitled to participate in the Distribution and Holder shall, at its option, exercise its warrants on or prior to such record date be entitled to participate in such Distribution (provided, however, that, to the extent that the Holder’s warrant exercise would result in the Holder exceeding the beneficial ownership limitation provided for in Section 10, then the Holder shall not be entitled to exercise its warrants).

5.3 Fundamental Transaction. If, at any time while this Warrant is outstanding, (a) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (b) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Class A Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Class A Common Shares or 50% or more of the voting power of the common equity of the Company, (d) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Class A Common Shares or any compulsory share exchange pursuant to which the Class A Common Shares is effectively converted into or exchanged for other securities, cash or property, or (e) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding Class A Common Shares or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 10 on the exercise of this Warrant), the number of Class A Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Class A Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 10 on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Class A Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Class A Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company's control, including not approved by the Company's Board of Directors, Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Class A Common Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Class A Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Class A Common Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Class A Common Shares will be deemed to have received common stock of the Successor Entity (which Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the last day of the Exercise Period (the “Termination Date”), (B) an expected volatility equal to the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365-day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 5.3 and (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within five (5) Trading Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 5.3 pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Class A Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Class A Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

5.4 Adjustments to Exercise Price Upon Issuance of Class A Common Shares. In the event the Company shall at any time or from time to time after the Closing Date (but whether before or after the Issue Date) issue or sell any additional Class A Common Shares or Common Share Equivalents (“Additional Class A Common Shares”), other than Exempted Securities, (i) when the Market Capitalization is less than $250,000,000, or (ii) at an effective price per share (or issuable, convertible or exercisable at a price per share) that is less than the Exercise Price then in effect, or without consideration (a “Dilutive Issuance”), then automatically and without further action by any Person the Exercise Price upon each such issuance shall be reduced to a price equal to one hundred thirty percent (130%) of the consideration per share paid for such Additional Class A Common Shares (the “Adjusted Exercise Price”). For purposes of clarification, the amount of consideration received for such Additional Class A Common Shares shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Class A Common Shares (i.e., warrants, rights of first refusal or other similar rights). The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any Additional Class A Common Shares subject to this Section 5.4, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5.4, upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Adjusted Exercise Price regardless of whether the Holder accurately refers to the Adjusted Exercise Price in the Notice of Exercise. If the Company enters into a Variable Rate Transaction, the Company shall be deemed to have issued Class A Common Shares or Common Share Equivalents at the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

5.5 Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of Class A Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Class A Common Shares (excluding treasury shares, if any) issued and outstanding at the close of the Trading Day on or, if not applicable, most recently preceding, such given date.

5.6 Notice to Holder.

(a) Adjustment to Exercise Price or number of Warrant Shares. Whenever the Exercise Price or number of Warrant Shares is adjusted pursuant to any provision of this Section 5, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price or number of Warrant Shares, as applicable, after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b) Notice to Allow Exercise by Holder. If (i) the Company shall declare a dividend (or any other distribution in whatever form) on the Class A Common Shares; (ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Class A Common Shares; (iii) the Company shall authorize the granting to all holders of the Class A Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (iv) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Class A Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Class A Common Shares is converted into other securities, cash or property; or (v) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Class A Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Class A Common Shares of record shall be entitled to exchange their shares of the Class A Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Subject to applicable law, the Holder is entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice. Notwithstanding the foregoing, the delivery of the notice described in this Section 5.6 is not intended to and shall not bestow upon the Holder any voting rights whatsoever with respect to outstanding unexercised Warrants.

6. NO IMPAIRMENT. The Company will not, by amendment of the Organizational Documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in taking all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any Class A Common Shares receivable on the exercise of this Warrant above the amount payable therefor on such exercise and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of stock on the exercise of this Warrant from time to time outstanding.

7. NOTICES OF RECORD DATE. In the event of:

(a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

(b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or any consolidation or merger of the Company with or into any other Person or any other Change of Control; or

(c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such event, the Company will mail or cause to be mailed to the Holder a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is anticipated to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Shares shall be entitled to exchange their Class A Common Shares for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up. Such notice shall be mailed at least fifteen (15) days prior to the date specified in such notice on which any such action is to be taken.

8. RESERVATION OF STOCK ISSUABLE ON EXERCISE OF WARRANT; REGULATORY COMPLIANCE; PROHIBITED TRANSACTIONS.

8.1. Reservation of Stock Issuable on Exercise of Warrant. The Company shall at all times while this Warrant shall be outstanding, reserve and keep available out of its authorized but unissued Class A Common Shares, such number of Class A Common Shares as shall from time to time be sufficient to effect the exercise of all or any portion of the Warrant Shares (disregarding for this purpose any and all limitations of any kind on such exercise). The Company shall, from time to time in accordance with the Cayman Islands Companies Law, increase the authorized number of Class A Common Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Company’s obligations under this Section 8.

8.2. Regulatory Compliance. If any Class A Common Shares to be reserved for the purpose of exercise of the Warrant Shares require registration or listing with or approval of any Governmental Authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon exercise, the Company shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

8.3 Prohibited Transactions. The Company hereby covenants and agrees not to enter into any Prohibited Transactions while this Warrant is outstanding.

9. DEFINITIONS. As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

“Aggregate Exercise Price” means, in connection with the exercise of this Warrant at any time, an amount equal to the product obtained by multiplying (i) the Exercise Price times (ii) the number of Class A Common Shares for which this Warrant is being exercised at such time.

“Change of Control” has the meaning set forth in the Purchase Agreement.

“Class A Common Shares” means (i) the Class A Common Shares of the Company with nominal or par value of $0.001 each, and (ii) any share capital into which such Class A Common Shares shall have been changed or any share capital resulting from a reclassification of such Class A Common Shares.

“Convertible Securities” means any debt, equity or other securities that are, directly or indirectly, convertible into or exchangeable for Class A Common Shares.

“Exercise Period” means the period commencing on the Issue Date and ending 11:59 P.M. (New York City time) on the date that is sixty (60) months from the Issue Date or earlier closing of a Fundamental Transaction (other than a Fundamental Transaction of the type described in clause (d) of the definition thereof resulting in the conversion into or exchange for another security of the Company).

“Exercise Price” means $7.82 per share, as may be adjusted pursuant to the terms hereof.

“Exercise Shares” means the Class A Common Shares for which this Warrant is then being exercised.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Issue Date” means April 6, 2026.

“Note” means the senior secured convertible promissory note issued by the Company to the Holder pursuant to the Purchase Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Subsidiary” means, as of any time of determination and with respect to any Person, any United States corporation, partnership, limited liability company or limited liability partnership, all of the stock (or other equity interest) of every class of which, except directors’ qualifying shares (or any equivalent), shall, at such time, be owned by such Person either directly or through Subsidiaries and of which such Person or a Subsidiary shall have 100% control thereof, except directors’ qualifying shares. Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Trading Day” means a day on which the Class A Common Shares is traded on a Trading Market.

“Trading Market” means whichever of the New York Stock Exchange, NYSE American, The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market on which the Class A Common Shares are listed or quoted for trading on the date in question.

“Variable Rate Transaction” means a transaction in which the Company (A) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Class A Common Shares either (x) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Class A Common Shares at any time after the initial issuance of such debt or equity securities or (y) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Class A Common Shares or (B) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.

“VWAP” means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Shares is then listed or quoted on a Trading Market, the daily volume weighted average price of one Class A Common Share trading in the ordinary course of business on the applicable Trading Price for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Class A Common Shares is not then listed on a Trading Market and if the Class A Common Shares is traded in the over-the-counter market, as reported by the OTC Bulletin Board, the volume weighted average price of one Class A Common Share for such date (or the nearest preceding date) on the OTC Bulletin Board, as reported by Bloomberg Financial L.P.; (c) if the Class A Common Shares is not then listed or quoted on the OTC Bulletin Board and if prices for the Class A Common Shares are then reported in the “Pink Sheets” published by the Pink OTC Markets Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one Class A Common Share so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the fair market value of one Class A Common Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company (in each case rounded to four decimal places).

“Warrant Shares” means collectively the Class A Common Shares of the Company issuable upon exercise of the Warrant in accordance with its terms, as such number may be adjusted pursuant to the provisions thereof.

10. LIMITATION ON BENEFICIAL OWNERSHIP. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive Class A Common Shares or other securities (together with Class A Common Shares, “Equity Interests”) upon exercise of this Warrant to the extent (but only to the extent) that such exercise or receipt would cause the Investor Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage (as defined in the Purchase Agreement) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the exercise of the Warrant prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Investor Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following exercise of this Warrant is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 10 apply, the determination of whether this Warrant is exercisable and of which portion of this Warrant is exercisable shall be the sole responsibility and in the sole determination of the Holder, and the submission of an Exercise Notice shall be deemed to constitute the Holder’s determination that the issuance of the full number of Warrant Shares requested in the Exercise Notice is permitted hereunder, and neither the Company nor any Warrant agent shall have any obligation to verify or confirm the accuracy of such determination. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent public filing with the SEC reporting such information, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Trading Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this Section 10 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

11. REGISTRATION AND TRANSFER OF WARRANT.

11.1. Registration of Warrant. The Company shall register and record transfers, exchanges, reissuances and cancellations of this Warrant, upon the records to be maintained by the Company for that purpose, in the name of the record holder hereof from time to time. The Company may deem and treat the registered holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary. The Company shall be entitled to rely, and held harmless in acting or refraining from acting in reliance upon, any notices, instructions or documents it believes in good faith to be from an authorized representative of the Holder.

11.2 Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form of assignment (the “Assignment Notice”) attached hereto duly executed by the Holder or its agent or attorney. The Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of the transferred Warrant under the 1933 Act. Upon such surrender, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such Assignment Notice, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. This Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Exercise Shares without having a new Warrant issued.

11.3. New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 11.2, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for this Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Exercise Shares issuable pursuant thereto.

12. LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Exercise Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of this Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

13. REMEDIES. The Company stipulates that the remedies at law of the Holder in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. DIVIDENDS AND DISTRIBUTIONS. With respect to the Exercise Shares, the Holder shall be entitled to receive, on the same basis as holders of Class A Common Shares, any dividends paid or distributions on Class A Common Shares as if this Warrant were exercised for Class A Common Shares (without regard to limitations on exercise) immediately prior to the record date for such dividend or distribution.

15. NOTICES. All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Warrant shall be in writing and shall be deemed delivered (i) on the date of delivery when delivered by hand on a Business Day during normal business hours or, if delivered on a day that is not a Business Day or after normal business hours, then on the next Business Day, (ii) on the date of transmission when sent by facsimile transmission or email during normal business hours on a Business Day with telephone confirmation of receipt or, if transmitted on a day that is not a Business Day or after normal business hours, then on the next Business Day, or (iii) on the second Business Day after the date of dispatch when sent by a reputable courier service that maintains records of receipt. The addresses for notice shall be as set forth in the Purchase Agreement.

16. CONSENT TO AMENDMENTS. Any term of this Warrant may be amended, and the Company may take any action herein prohibited, or compliance therewith may be waived, only if the Company shall have obtained the written consent (and not without such written consent) to such amendment, action or waiver from the Holder. No course of dealing between the Company and the Holder nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of the Holder.

17. MISCELLANEOUS. In case any provision of this Warrant shall be invalid, illegal or unenforceable, or partially invalid, illegal or unenforceable, the provision shall be enforced to the extent, if any, that it may legally be enforced and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If any provision of this Warrant is found to conflict with the Purchase Agreement, the provisions of this Warrant shall prevail. If any provision of this Warrant is found to conflict with the Note, the provisions of the Note shall prevail. THIS WARRANT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE. Each of the Company and the Holder agrees it may be served with legal process in the State of New York at the address set forth in Section 11.5 of the Purchase Agreement. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer.

Dated as of April 6, 2026

OBOOK HOLDINGS INC.

By: /s/ Chun-Kai Wang

Name: Chun-Kai Wang

Title: Chairman and Chief Executive Officer

FORM OF SUBSCRIPTION

(To be signed only on exercise

of Class A Common Share Purchase Warrant)

TO: OBOOK Holdings Inc.

1. The undersigned Holder of the attached Warrant hereby elects to exercise its purchase right under such Warrant to purchase Class A Common Shares of OBOOK Holdings Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), as follows (check one or more, as applicable):

 to exercise the Warrant to purchase __________ Class A Common Shares and to pay the Aggregate Exercise Price therefor by wire transfer of United States funds to the account of the Company, which transfer has been made prior to or as of the date of delivery of this Form of Subscription pursuant to the instructions of the Company;

and/or

 to exercise the Warrant with respect to ____________ Class A Common Shares pursuant to the cashless exercise provisions specified in Section 2.3 of the Warrant.

2. In exercising this Warrant, the undersigned Holder hereby confirms and acknowledges that the Class A Common Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, and for investment, and that the undersigned shall not offer, sell or otherwise dispose of any such Class A Common Shares except under circumstances that will not result in a violation of the 1933 Act or any state securities laws. The undersigned hereby further confirms and acknowledges that it is an “accredited investor”, as that term is defined under the 1933 Act.

3. Please issue a stock certificate or certificates representing the appropriate number of Class A Common Shares in the name of the undersigned or in such other name(s) as is specified below:

Name:

Address:

TIN:

(Signature must conform exactly to name of Holder as specified on the face of the Warrant)	Dated:

FORM OF ASSIGNMENT

(To be signed only on transfer of Warrant)

For value received, the undersigned hereby sells, assigns, and transfers unto ________________ the right represented by the within Warrant to purchase Class A Common Shares of OBOOK Holdings Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands, to which the within Warrant relates, and appoints _________________ attorney to transfer such right on the books of OBOOK Holdings Inc., with full power of substitution in the premises.

[insert name of Holder]

Dated: By:

Title:

[insert address of Holder]

Signed in the presence of: